Exhibit 4.3

LICENSE AGREEMENT

This License Agreement (the Agreement) is made effective as of the April 28,2003 (the “Effective Date”), between the UNIVERSITY OF CONNECTICUT (“UCONN”) c/o the Center for Science and Technology Commercialization, 263 Farmington Avenue, Farmington, CT 06030-6207 and OPEL, INC. (“OPEL”) having a principal place of business at 22 Quail Run, Mansfield, CT 06268.

RECITALS

WHEREAS, UCONN, in the laboratory under the direction of Dr. Geoff Taylor, has been engaged in basic research in the field of gallium arsenide-based technology for development of integrated optoelectronic components, and devices for communication;

WHEREAS, that research led to the patents and patent applications listed in Exhibit A, which are owned or jointly owned by UCONN and which are included in the Intellectual Property (as defined in Section 1.4, below); and

WHEREAS, OPEL is desirous of obtaining, and UCONN wishes to grant to OPEL, an exclusive license (as defined below) to the Intellectual Property in order that the Intellectual Property be commercially developed.

NOW, Therefore, OPEL and UCONN agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 “Expiration Date” means the date upon which the last patent included in the Patent Rights expires or otherwise becomes no longer valid.

Section 1.2 “Field” means all optical, electronic, and optoelectronic integrated circuit applications, including but not limited to components and devices for communications, computing, and imaging.

Section 1.3 “Improvements” means any modification, correction, addition, extension, upgrade, variation, enhancement, use, indication, or method of fabrication or production as may be generated by or under the direction of Dr. Geoff Taylor at UCONN during the term of this Agreement, that falls within the claims of the Patent Rights, whether owned solely or jointly by UCONN.

Section 1.4 “Intellectual property” means all Patent Rights, Related Technology and Improvements.

Section 1.5 “Patent Rights” means all United States and foreign patents and/or patent applications referred to on Exhibit A attached hereto and incorporated herein by reference, and continuations, continuations-in-part, divisionals, joint inventions that exist as of the date of this

Agreement for which US and/or foreign patent applications are in the future filed, issued patents, patent applications in preparation, provisional patent applications, patent extensions, reissues, re-examinations, renewals, substitutions and supplementary protection certificates or additions thereof, and all other United States and foreign patents and/or patent applications which UCONN owns in whole or in part, including but not limited to its joint ownership of certain patents with Opel, or has a right to license, including, but not limited to, continuations, continuations-in-part, divisionals, issued patents, patent applications in preparation, provisional patent applications, patent extensions, reissues, re-examinations, renewals, substitutions and supplementary protection certificates or additions claiming: (i) any invention in the Field; (ii) any Improvement; and/or (iii) any use, indication, or method for fabrication or production of same, conceived, discovered, characterized, synthesized, reduced to practice and/or conducted by or under the direction of Dr. Geoff Taylor at UCONN prior to the Effective Date or during the term of this Agreement.

Section 1.6 “Product” means any optoelectronic component or device for any product or any process in the Field, whose manufacture, use, sale or import would, absent the license granted to OPEL hereunder, infringe one or more claims of the Patent Rights. Product, as that term is defined herein shall not include products used in customer and strategic association or partner alpha or beta tests, samples and prototypes.

Section 1.7 “Related Company’’ means any subsidiary of OPEL and/or any entity the voting stock of which is directly or indirectly at least’ fifty percent (50%) owned or controlled by OPEL; an entity which directly or indirectly controls at least fifty percent (50%) of the voting stock of OPEL; or an entity at least fifty percent (50%) of which is owned by another entity and wherein the other entity owns at least fifty percent (50%) of OPEL.

Section 1.8 “Related Technology” means proprietary information, samples of optoelectronic components or devices, know-how, and data that UCONN owns that is generated by or under the direction of Dr. Geoff Taylor at UCONN, prior to the Effective Date or during the term of this Agreement, which is in the Field.

Section 1.9 “Sublicensee” means any sublicensee other than a Related Company of all or any portion of the rights granted to OPEL by UCONN under this Agreement.

Section 1.10 “Sublicense Revenues” means any payments and/or the fair market value at the time of receipt by Opel of other consideration that OPEL receives from a Sublicensee in consideration for a sublicense of Intellectual Property rights granted OPEL under this Agreement, including without limitation license fees, royalties, milestone royalty payments that are not made in consideration for engineering services performed by or on behalf of OPEL, and license maintenance fees, but excluding (i) the payments specifically committed to research relating to a Product and (ii) investments by any Sublicensee(s) in equity or debt or similar investments convertible into equity of Opel.

ARTICLE II

INTELLECTUAL PROPERTY; LICENSE GRANTS

Section 2.1 License Grant. UCONN hereby grants to OPEL an exclusive as to all parties, including UCONN, world-wide, transferable license in the Field, with the unrestricted right to sublicense at any tier to any person or party: (i) under the Patent Rights, to discover, develop, make, have made, import, have imported, use, have used, sell, have sold, offer for sale, have offered for sale, and otherwise exploit Products and to practice all other applications; and (ii) to copy, use, display, prepare derivative works of, and distribute all of any portion of Related Technology.

Section 2.2 Retained. UCONN retains the rights to make, have made and use the Intellectual Property (unmodified by or for OPEL) for noncommercial educational and research purposes at UCONN or at other educational institutions, including the right of UCONN to send gallium arsenide-based optoelectronic components or devices to its academic collaborators (other than components or devices fabricated by or for OPEL), provided that the academic collaborators receiving any Intellectual Property or Products shall be obligated in a writing to not disclose or transfer such Intellectual Property or Products to, or otherwise share Related Technology with, third parties and to not use such Intellectual Property or Products in research sponsored by or in collaboration with third party commercial entities without prior written approval of both UCONN and OPEL. In no event shall UCONN (i) transfer Intellectual Property or Products for sale or other distribution to third parties other than to educational institutions for the above-stated purposes and under the above-stated conditions, or (ii) provide to any party practical information or instructions regarding the actual fabrication of Products consisting of gallium arsenide-based optoelectronic components or devices or related Products. Any such academic collaborators of UCONN must, in advance, enter a non-disclosure and non-use agreement that contains the above prohibitions, that covers such components and devices and is satisfactory to UCONN and OPEL and is executed before delivery of such components or devices to the academic collaborator.

Section 2.3 Ownership. OPEL shall own without restriction and without charge or royalty all intellectual property and technology that it had rights to prior to the Effective Date of this Agreement, or that it develops or which is developed for it or on its behalf by a third party during the term of this Agreement, including intellectual property developed by Opel at UCONN facilities without the collaboration of UCONN employees. Intellectual Property in the Field made jointly by OPEL and UCONN either prior to the date of this Agreement or subsequently shall be jointly owned by OPEL and UCONN. Nothing in this Agreement will impair OPEL’s right to independently acquire, license, develop for itself, or have others develop for it, intellectual property and technology performing similar functions as the Intellectual Property or to market and distribute products other than Products based on such other intellectual property and technology. All Intellectual Property developed by UCONN, without any collaboration or funding of OPEL and without using any intellectual property developed by, for or with OPEL shall be owned by UCONN and shall be subject to the terms of this Agreement and shall automatically become Intellectual Property that is exclusively licensed to OPEL subject to the terms of this Agreement. From time to time at the request of Opel, UCONN shall provide an updated Exhibit A listing the then current Patent Rights. For the purpose of this Agreement and only to the extent that it does not conflict with his role, responsibility and obligations as a full time member of the faculty of UCONN, all work done by Dr. Geoff Taylor in his capacity as an executive of OPEL shall not be attributable to UCONN.

Section 2.4 Government Funding. To the extent that UCONN’s Intellectual Property was or in the future is developed with the support of federal and/or state funding, the licenses granted hereunder are subject to certain rights the respective government funding sources may have to the Intellectual Property under the terms of the funding contracts.

Section 2.5 Information; Cooperation. UCONN shall supply to OPEL all Related Technology and all information in the Field that is or was generated by or under the direction of Dr. Geoff Taylor at UCONN regarding the Intellectual Property including originals or copies of all available drawings, technical information, software, prototypes and manuals and other information or demonstration materials of every nature now in existence or developed during the term of this License.

Section 2.6 Invention Disclosures. UCONN shall provide Opel with prompt notice of invention disclosures falling within the scope of the Field. Should the invention disclosure not be an Improvement subject to this License, UCONN will give Opel an opportunity to negotiate a license therefore on reasonable and fair terms. Such negotiations shall begin no later than 120 days after receipt by OPEL of any such invention disclosure.

ARTICLE III

CONSIDERATION

Section 3.1 Annual Maintenance Fees. OPEL shall pay to UCONN an annual maintenance fee of Fifty-Thousand Dollars ($50,000.00) (the “Annual Maintenance Fee”), The first such payment shall be due on March 31st following the first year in which OPEL ships One Hundred Thousand Dollars ($100,000) of Product based on the revenue received for such Product by OPEL and thereafter payable on each subsequent March 31st. The amount of the Annual Maintenance Fee shall be increased by 25% every two years, up to a maximum of one million dollars ($1,000,000) per year. The first such increased payment shall be due March 31st following the third year after the first Annual Maintenance Fee is due.

Section 3.2 Sublicense Revenue. OPEL shall pay to UCONN an amount equal to Thirty percent (30%) of the Sublicense Revenue it receives, for commercial, royalty bearing sublicenses of the Intellectual Property to third parties. Such payments shall be made annually. Notwithstanding the above, within a period of four (4) years from the Effective Date in order to aid OPEL in its financing requirements, OPEL will not be required to share Sublicensing revenue with UCONN that is not based on product sales by sublicensees and is below an aggregate of five million US dollars (US$5,000,000.)

Section 3.3 Payments in U.S. Dollars. All payments due under this Agreement shall be payable in United States dollars. Conversion of foreign currency to U.S. dollars shall be made at the rate of exchange at which U.S. dollars are listed in The Wall Street Journal (or its equivalent if The Wall Street Journal is no longer being published at the time) on the last business day of the royalty period in which such sales were made.

ARTICLE IV

COMMERCIALIZATION BY OPEL

Section 4.1 OPEL shall have complete discretion over the commercialization of Products. However, OPEL agrees to use commercially reasonable efforts to introduce commercial Product(s) in the United States, directly or through Sublicensees, as soon as is commercially reasonable, consistent with available funds, its progress in developing the Products and sound and reasonable business practices and judgments. OPEL shall be deemed to have satisfied its obligations under this Section 4.1 if OPEL has an ongoing and active development or marketing program, as appropriate, directed toward production and use of one or more Product(s) within four (4) years following the Effective Date. To this end, OPEL shall provide UCONN written copies of its development and marketing programs no less than annually on March 31st of each year for the first four years of this Agreement, and, prior to the end of the term specified above, shall have secured a non-residential business location, shall have employed on a permanent basis at least two full-time employees, and shall have either (A) any combination of debt and equity financing unrelated to research support of twenty million dollars ($20,000,000), or (B) achieved gross revenues of at least $100,000 per year from the commercial sale of Product or in Sublicense Revenue, exclusive of research support payments.

Section 4.2 However, any delay or failure that is attributable in whole or in part to the UCONN laboratory facility used by OPEL to develop the Products, shall be deemed to be an event of Force Majeure and the above four (4) year deadline shall be extended by the period of time that such failure or delay occurred, but in no case shall be extended beyond a total of six (6) years; Other events of Force Majeure may also be applied to extend the four (4) year deadline.

ARTICLE V

INTELLECTUAL PROPERTY INFRINGEMENT

Section 5.1 Protection of UCONN Intellectual Property and Defense Against Infringement Claims. OPEL shall have the right but not the obligation, at its own expense, to protect the Intellectual Property from infringement and prosecute infringers when, in its judgment, such action may be reasonably necessary, proper and justified, in the name of UCONN, OPEL or both as may be required by law. In addition, to the extent that the UCONN Intellectual Property or Products infringe any third party’s patent or other intellectual property right, OPEL shall have the right but not the obligation, at its own expense, to defend itself against the infringement claim, and UCONN will exercise its best efforts to aid OPEL in such defense. To the extent that OPEL pays for any of the costs of prosecution or defense, where the subject matter is (a) infringement of the Intellectual Property or jointly owned intellectual property, including OPEL’s defenses in the case the allegedly infringing party brings a counter-claim against OPEL alleging that OPEL Products infringe the defendant’s intellectual property, or (b) an alleged infringement of the Intellectual Property or jointly owned Intellectual Property, such costs shall be credited by UCONN against future Sublicense Revenue and/or Annual Maintenance Fees owed by OPEL to UCONN hereunder, only to the extent such costs are not recoverable as a result of a payment out of an award described in Article 5.2 (iv), below, and further provided that payments otherwise due to UCONN hereunder shall not be decreased in any one year by more than fifty percent (50%). To the extent that there is a claim by or against jointly owned Intellectual Property, it is agreed that the amount of such costs that can be used as

Setoff, as described below, against sublicense Revenue and/or Annual maintenance Fees hereunder shall be limited to one-half of the costs of such prosecution or defense. It is agreed that such payments that exceed the foregoing annual limit on setoff against Sublicense Revenue and/or Annual Maintenance Fees due UCONN may be carried forward by OPEL without restriction and used as setoff against up to fifty percent (50%) of any future year’s or years payments due to UCONN hereunder. The amount of the credit will be one hundred percent (100%) of OPEL’s litigation and/or settlement costs in prosecution or defense of non-jointly owned Intellectual Property including attorney’s fees and any award against OPEL therein that requires OPEL to pay any damages to the defendant, excluding any sums paid by UCONN toward the prosecution of such an action, unless the claim is against jointly owned Intellectual Property, in which case the amount of credit will be fifty percent (50%) of the above costs. Notwithstanding the foregoing, OPEL shall have the right in connection with a settlement of an infringement claim made by OPEL to sublicense an alleged infringing party pursuant to Section 2.1.

Section 5.2 If an action for a declaratory judgment that alleges the invalidity, unenforceability or noninfringement of any of the Intellectual Property is brought against OPEL and/or UCONN, OPEL may elect to have sole control of the action, and if OPEL so elects, it shall bear all the costs of the action, subject to the credits set forth in Section 5.1.

(i)                                     Notice of Infringement. If UCONN supplies OPEL with evidence of a third party’s infringement of the Intellectual Property, UCONN may, by notice, request OPEL to take steps to enforce UCONN’s Intellectual Property rights. If UCONN provides such notice, and OPEL does not, within one hundred and eighty (180) days of the receipt of such notice, either (i) cause the infringement to terminate, or (ii) initiate settlement negotiations or a legal action against the infringer, UCONN may, upon notice to OPEL, take the actions it deems necessary, proper and justified to protect the Intellectual Property, including initiating an action against the infringing party at UCONN’s expense, in the name of UCONN, OPEL or both as may be required by law. If UCONN takes such action, UCONN shall have sole control of any such action and it shall bear all the costs of the action.

(ii)                                  Cooperation. In the event one party institutes or carries on a legal action, whether it be prosecution or defense pursuant to this Article 5, the other party shall fully cooperate with and supply all assistance reasonably requested by the party instituting or carrying on such action, including by using commercially reasonable efforts to have its employees testify when requested and to make available relevant records, papers, information, samples, specimens, and the like. A party controlling an action pursuant to this Article 5 shall bear the reasonable out-of-pocket expenses incurred by said other party in providing such assistance and cooperation as is requested pursuant to this section 5.2. A party instituting or carrying on such an action shall keep the other party informed of the progress of such action, and said other party shall be entitled to be represented by counsel in connection with such action at its own expense.

(iii)                               Settling or Abandoning Actions. The party controlling any action referred to in this Article 6 shall have the right to settle any claims, but only upon terms and conditions that are reasonably acceptable and agreed to in writing by the other party. Should either party elect to abandon such an action other than pursuant to a settlement with the alleged infringing party that is reasonably acceptable to the other party the party, controlling the action shall give timely notice to the other party who, if it so desires, may continue the action; provided, however, that the sharing of expenses and any recovery in such suit shall be as agreed upon between the parties.

(iv)                              Allocation of Payments. Any amounts paid to a party by third parties as the result of any action contemplated in this Section 5 shall first be applied to reimbursement of the documented unreimbursed out-of-pocket expenses (including attorneys’ fees and expert fees) incurred by each party. Any remainder shall be divided between the parties as follows:

(1)         To the extent the amount recovered reflects lost Sublicense Revenue and/or Annual Maintenance Fees to UCONN, withheld under Section 5.1, OPEL shall pay UCONN the lost percentage of Sublicense Revenue and/or Annual Maintenance Fees that would have been due UCONN, and OPEL shall retain the remainder.

(2)         To the extent Sublicense Revenues and/or Annual Maintenance Fees were not withheld Under Section 5.1, such recovery shall be retained by the party who brought or defended the action, and who also paid the costs of such action.

ARTICLE VI

RECORDS, REPORTS AND PAYMENTS

Section 6.1 Sublicensing Activity. Although OPEL has the unilateral right without soliciting the approval of UCONN to sublicense third parties with the right to use the Intellectual Property including or consisting entirely of intellectual property that is jointly owned by the parties hereunder, OPEL shall inform UCONN about its ongoing sublicensing activities on a regular basis, but no less frequently than annually, and shall provide UCONN with a complete copy of each sublicense agreement it executes within thirty (30) days of such execution. However, OPEL may redact proprietary information that is not pertinent to accounting for Sublicense Revenue or to OPEL’s due diligence obligation under Article IV.

Section 6.2 Records; inspections. OPEL shall keep records and books of account in respect of all product shipped prior to the payment first Annual Maintenance Fee and Sublicense Revenues OPEL receives directly from Sublicensees. UCONN shall have the right, during business hours, but no more often than annually, to examine, or to have its designated auditors examine, such records and books, subject to the agreement of OPEL as to when and where such audit may be conducted. OPEL shall preserve such records for at least three (3) years after it pays UCONN the amounts due from Sublicensees. UCONN shall enter and be subject to a mutually agreeable non-disclosure agreement that commits UCONN not to disclose to any third party OPEL confidential information learned through an examination of such records and books, except as required by law, nor shall UCONN use any such information for any purpose other than determining and enforcing its rights under this Agreement.

Section 6.3 Reporting; Royalty Payments. On March 31st of every year in which this Agreement is in effect, OPEL shall render to UCONN a report in writing, setting forth (1) the Sublicense Revenues OPEL received during the past year, and (2) prior to the time that one-

Hundred Thousand Dollars ($100,000) of product has been shipped, the revenue received for any Product shipped during the past year and a projection of the value of Product to be shipped in the subsequent calendar year. Each such report shall also set forth an explanation of the calculation of the percentage of Sublicense Revenues payable hereunder and shall be accompanied by payment of the percentage of Sublicense Revenues shown by said report-to be due UCONN. Notwithstanding the foregoing, if (i) UCONN materially breaches this Agreement, (ii) OPEL gives UCONN written notice of the breach at least forty-five (45) days prior to the date that such report and payment of percentage of Sublicense Revenues are due to UCONN, and (iii) UCONN has not cured the breach by the time a payment is due under this Section, then OPEL shall not be required to make the required payment into an interest bearing escrow account to be released when the breach is cured. Should the UCONN breach be cured on a timely basis, OPEL agrees to set aside an amount of funds necessary to pay UCONN its portion, as described above, of Sublicense Revenues.

ARTICLE VII

PUBLICATION; CONFIDENTIALITY

Section 7.1 Publications. UCONN shall provide to OPEL copies of any proposed presentation or publication or abstract including Intellectual Property prior to the submission of such documents for presentation or publication. Such proposed presentations or publications shall be supplied to OPEL at least thirty (30) days in advance of presentation or submission to a journal, editor, or third party; abstracts shall be supplied at least seven (7) days in advance of such submission. OPEL may request changes and/or deletions to be made in any proposed publication in order to prevent public disclosure of OPEL confidential information. UCONN agrees that it will honor OPEL’s requests to remove any confidential information of OPEL included in any such proposed public disclosure. If OPEL believes that the subject matter to be disclosed or published warrants patent protection, OPEL will identify the subject matter requiring protection and notify UCONN within the thirty (30) day or seven (7) day review period and, UCONN shall delay the proposed public disclosure for no more than an additional sixty (60) day period in order to file US patent applications thereon. OPEL may file a patent application describing the Intellectual Property disclosed in the proposed publication or presentation at the United States Patent and Trademark Office, and/or foreign equivalent. UCONN agrees to cooperate in the filling of patent applications prior to any date that such material may be publicly disclosed including the electronic transmission or Internet release of the material or presentation of the subject matter, UCONN and OPEL acknowledge that no restrictions are acceptable that limit the use and distribution of any student’s research and/or thesis conducted in conjunction with his/her academic program or that delay any student’s progress toward completion of his/her academic degree.

Section7.2 Confidentiality.

(1)                                 Except as expressly provided herein, each party agrees not to disclose any terms of this Agreement to any third party without the prior written consent of the other party; provided, however, that disclosures may be made as required by law, or, in confidence, to actual or prospective investors or corporate partners, or to a party’s accountants, attorneys, and other professional advisors.

(2)                                 OPEL agrees not to disclose to any third party intellectual property received from UCONN, and UCONN agrees not to disclose to any third party intellectual property or financial or other reports received from OPEL, unless already covered by a pending U.S. patent application or issued U.S. patent, without the prior written consent of UCONN or OPEL, respectively; provided, however, that disclosures may be made as required by law, or by OPEL, in confidence, to OPEL’s actual or prospective sublicensees, investors, corporate partners or customers, or to accountants, attorneys, and other professional advisors.

(3)                                 Obligations under this Article shall not extend to any part of the information (i) that can be demonstrated to have been in the public domain or publicly known and readily available to the trade or the public prior to the date of the disclosure; (ii) that can be demonstrated, from written records to have been made available to recipient by another source not under obligation of confidentiality to the disclosing party; (iii) that can be demonstrated from written records to have been independently developed by the recipient without reference to such confidential information; or (iv) that becomes part of the public domain or publicly known by publication or otherwise, not due to any unauthorized act by the recipient.

ARTICLE VIII

PATENT PROSECUTION

Section 8 Patents. OPEL, at its own expense, shall be responsible for the preparation, filing, prosecution, and maintenance of any patent application, patent, copyright, or other intellectual property rights falling within the Intellectual Property, including, without limitation, reissue and re-examination of issued patents. UCONN shall provide OPEL with all information necessary or useful for OPEL to make such filings. If OPEL decides to not file a patent application(s), UCONN shall have the right to pursue the same at UCONN’s expense and then UCONN shall have the right to use or license to third parties the Patent Rights that are the subject of such patent application(s); provided, however, that such use or license does not otherwise conflict with the terms of this Agreement. In addition, UCONN shall provide OPEL with timely disclosures regarding any invention or potential invention in the Patent Rights conceived, discovered, characterized, synthesized, reduced to practice, manufactured and/or conducted by or under the direction of Dr. Geoff Taylor at UCONN during the term of this Agreement. If OPEL notifies UCONN within sixty (60) days of such disclosure that it wishes to file a patent application claiming such invention, then such invention shall automatically become Intellectual Property licensed to OPEL under this Agreement and subject to the terms and conditions of this Agreement. If OPEL does not so notify UCONN, UCONN shall have the right to pursue the same at UCONN’s expense and UCONN shall have the sole right to use or license such patent rights to third parties provided, however that such use or license does not otherwise conflict with the terms of this Agreement.

ARTICLE IX

TERMINATION

Section 9.1 Term and Termination. The term of this Agreement shall commence upon the Effective Date and expire upon the Expiration Date, after which time OPEL shall have no further obligation to UCONN hereunder, except as described in this Article IX. All license rights granted to OPEL hereunder shall survive the termination of this Agreement at the end of its term. UCONN shall have the right to terminate this Agreement prior to the date it would otherwise expire pursuant to this Section 9.1 if: (i) OPEL fails to make any uncontested payment due hereunder or to provide the equity interest required hereunder and OPEL continues to fail to make the payment or provide equity interest to UCONN directly for a period of ninety (90) days after receiving notice from UCONN specifying OPEL’s failure to make payment; or (ii) at any time after the fourth anniversary of the Effective Date, OPEL shall cease to use commercially reasonable efforts to pursue commercial exploitation of the Intellectual Property in the Field for a period in excess of one year, otherwise than due to an event of Force Majeure, or (iii) if OPEL shall initiate or conduct actions in order to declare a state of bankruptcy which actions are not dismissed within sixty (60) days; or (iv) OPEL fails to use commercially reasonable efforts to commercialize the Products as described in Section IV, above, and such failure has not been excused by UCONN, is not due to an event of Force Majeure, or is hot cured for a period of ninety (90) days after receiving notice from UCONN specifying OPEL’s failure.

9.1.1 Notwithstanding any statement in this Agreement to the contrary, OPEL may convert this License Agreement to an irrevocable license that UCONN under no circumstances may terminate for any reason, including for an uncured breach of this Agreement by OPEL, by the payment to UCONN of a sum of one hundred thousand US dollars (US$100,000). This offer shall remain open for the life of this Agreement and may be exercised by delivery to UCONN of the above stated sum. The foregoing shall not constitute or be construed as a waiver of any and all rights under law or equity that UCONN may have as a result of a breach of this agreement by OPEL, however, upon payment of the above sum to UCONN, the foregoing shall constitute a permanent and irrevocable waiver of UCONN’s right to terminate this License Agreement.

Section 9.2 Breach. If either party materially breaches this Agreement, the other party may elect to give the breaching party written notice describing the alleged breach. If the breaching party has not cured such breach within ninety (90) days after receipt of such notice, the notifying party will be entitled, in addition to any other rights it may have under this Agreement, to terminate this Agreement effective immediately; provided, however, that if either party receives notification from the other of a material breach and if the party alleged to be in default notifies the other party in writing within thirty (30) days of receipt of such default notice that it disputes the asserted default, the matter will be submitted to dispute resolution as provided in Article 12 of this Agreement, Nothing herein shall be deemed to preclude the seeking of other remedies or relief by either party.

Section 9.3 OPEL Termination. OPEL shall have the right to terminate this Agreement in its entirety upon ninety (90) days written notice. If OPEL does so, it shall submit all required reports and make all required payments in accordance with Article VI Pursuant to this Article IX, all right, title and interest in and to the licensed intellectual Property shall revert to UCONN.

Section 9.4 UCONN Termination. Subject to the Section 9.1.1, upon termination by UCONN for cause under section 9.1 or 9.2, UCONN, to the extent it is capable and legally able to do so, shall accept an assignment by OPEL of any sublicenses granted by OPEL to entities other than Related Companies, and any sublicense so assigned shall remain in full force and effect.

Section 9.5 No Release. Termination of this Agreement for any reason shall not release any party hereto from any liability which, at the time of such termination, has already accrued to the other party or which is attributable to a period prior to such termination, nor preclude either party from pursuing any rights and remedies it may have hereunder or at law or in equity which accrued or are based upon any event occurring prior to such termination.

Section 9.6 Survival. Articles IV, V, VI, section 7.2, Article 8, section 9.1.1 and Articles X, XI, XII and XIII of this Agreement shall survive termination of this Agreement for any reason. Article II, INTELLECTUAL PROPERTY AND LICENSE GRANTS, shall survive termination of this Agreement for any reason other than termination for convenience without cause by Opel or termination by UCONN before the end of the above stated term for a cause stated in Section 9.1 that is not cured by OPEL or for an uncured material breach of this Agreement by OPEL under Section 9.2, above.

ARTICLE X

REPRESENTATIONS AND LIMITATION OF REPRESENTATIONS, WARRANTIES,

IMPLIED LICENSES AND AGENCY

Section 10.1 UCONN Representations. UCONN represents that (i) to the best of its knowledge it owns all right, title and interest in and to the Intellectual Property subject to this license; (ii) to the best of its knowledge it has disclosed to OPEL any third party right or interest granted in any of the Intellectual Property; (iii) the execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of UCONN; (iv) it has the right to grant the rights and licenses granted herein, and, to the best of its knowledge, the Intellectual Property is free and clear of any lien, encumbrance, security interest, or restriction; and (v) to the best of its knowledge, there are no threatened or pending actions, suits, investigations, claims, or proceedings in any way relating to the Intellectual Property.

Section 10.2 Limitation of Representations. Nothing in this Agreement shall be construed as:

(a)                                 a representation or warranty of UCONN as to the validity or scope of Patent Rights in the Intellectual Property or any claim thereof; or

(b)                                 a representation or warranty that any Product is or will be free from infringement of rights of third parties; or

(c)                                  conferring by implication, estoppel or otherwise, any license or rights under any patents of UCONN other than the rights granted herein to the Intellectual Property.

Section 11.3 No Implied Agency. UCONN and OPEL are independent parties in this Agreement. Accordingly, there is no agency relationship between UCONN and OPEL under this Agreement with respect to any Products made or sold, or any methods used, by OPEL under this Agreement.

Section 10.4 Disclaimer. UCONN MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ASSUMES NO RESPONSIBILITIES WHATEVER WITH RESPECT TO THE USE, SALE, OR OTHER DISPOSITION BY OPEL OF PRODUCT(S).

ARTICLE XI

DISPUTE RESOLUTION

Section 11.1 Dispute. In the event of any dispute, controversy or claim arising out of or relating to this Agreement or any subsequent amendments to this Agreement including, without limitation, the breach, termination, validity or invalidity thereof, or any non-contractual issues relating to this Agreement (each, a “Dispute’), each of the parties will appoint a designated officer to meet for the purpose of endeavoring to resolve such Dispute or to negotiate for an adjustment to such provision. No formal proceedings for the judicial resolution of such Dispute, except for the seeking of temporary restraining orders or injunctions, may begin until this dispute resolution procedure has been elevated to the President, in the case of OPEL, and the Vice Provost for Research, in the case of UCONN, and either of such officers of UCONN or OPEL in good faith conclude, after a good faith attempt to resolve the Dispute, that amicable resolution through continued negotiation of the matter at issue does not appear likely. Such attempt to resolve the dispute may be accomplished by conference between such officers of OPEL and UCONN, either face-to-face or by telephone, or by the exchange of correspondence.

Section 11.2 Mediation. If the parties are unable to reach a solution by negotiation within a period of sixty (60) days, the parties agree to try in good faith to settle the Dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules (the “Rules”). Neither party may submit such a dispute to litigation in a court of law without first completing mediation, except for the seeking of temporary restraining orders or injunctions. In the event that any dispute shall remain unresolved thirty (30) days after completion of mediation, then either party shall be free to commence legal proceedings of any nature in any court of competent jurisdiction.

Section 11.3 Statute of Limitations. Any statute of limitations will be tolled upon initiation of Dispute mediation under this Article and will remain tolled until the Dispute is resolved in accordance herewith; provided, however, that tolling will cease if the party against which the statute of limitations would be applied fails to observe the procedures set forth in this Article XI.

ARTICLE XII

PRODUCT LIABILITY

Section 12.1 Indemnification. OPEL agrees that UCONN shall have no liability to OPEL, Sublicensees, or Related Companies or to any purchasers or users of Products made or sold by OPEL, Sublicensees, or Related Companies for any claims, demands, losses, costs, or damages suffered by OPEL, Sublicensees, or Related Companies or purchasers or users of such Products, or any other party, which may result from personal injury, death, or property damage related to the manufacture, use, or sale of such Products (“Claims”). OPEL agrees to defend, indemnify, and hold harmless UCONN, its trustees, officers, agents, and employees from any such Claims, provided that (i) OPEL is notified promptly of any Claims, (ii) OPEL has the sole right to control and defend or settle any litigation within the scope of this indemnity, (iii) all indemnified parties cooperate to the extent necessary in the defense of any Claims, and (iv) Claims are not solely the result of UCONN’s negligence or willful misconduct.

Section 12.2 Insurance. At such time as OPEL begins to sell or distribute Products, OPEL shall at its sole expense, procure and maintain policies of comprehensive general liability insurance in commercially reasonable amounts not less than $1 million per incident and $2 million in annual aggregate and naming those indemnified under Section 12.1 as additional insureds and shall require Sublicensees and Related Companies to do the same. Such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for OPEL’s indemnification under Section 12.1. In the event the aforesaid product liability coverage does not provide for occurrence liability, OPEL shall maintain such comprehensive general liability insurance for a reasonable period of not less than five (5) years after it has ceased commercial distribution or use of any Product. OPEL shall provide UCONN with written evidence of such insurance upon request of UCONN. OPEL shall provide UCONN with notice at least fifteen (15) days prior to any cancellation, non-renewal or material change in such insurance, to the extent OPEL receives advance notice of such matters from its insurer.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 No Publicity. OPEL agrees that it shall not use the name of UCONN or its employees, with the exception of Geoff Taylor, in any advertising or publicity material regarding a Product or for any other purpose, or make any form of representation or statement which would constitute an express or implied endorsement by UCONN or its employees of any Product, and that it shall not authorize others to do so, without first having obtained written approval from UCONN, except to accurately describe this Agreement in connection with fundraising or as may be required by governmental law, rule or regulation.

Section 13.2 Marking Products. OPEL agrees to mark the appropriate U.S. patent number or numbers in conjunction with all Products made or sold in the United States and, to the extent commercially feasible, in conjunction with all Products made or sold outside of the US in accordance with all applicable governmental laws, rules and regulations.

Section 13.3 Complete Agreement. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof. No claimed oral agreement in respect thereto shall be considered as any part hereof. No waiver of or change in any of the terms hereof subsequent to the execution hereof claimed to have been made by any representative of either party shall have any force or effect unless in writing, signed by duly authorized representatives of the parties.

Section 13.4 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of any successor or assignee of each of the parties hereto. This Agreement is not assignable by either party without the prior written consent of the other party, except that

OPEL may assign this Agreement to a Related Company or any successor of, or purchaser of substantially all of the assets of the business to which this Agreement pertains or a party that acquires the majority of the outstanding capital stock of OPEL. Any such permitted assignee shall automatically and without further document succeed to all of the rights and obligations of OPEL under this Agreement. This Agreement is not assignable by UCONN without the prior written consent of OPEL, except that UCONN reserves the right to assign the Agreement and any equitable or financial interest therein or related thereto to any related entity, including but not limited to the University of Connecticut Foundation and/or its R & D Corporation. Any such permitted assignee shall succeed automatically and without further document to all of the rights and obligations of UCONN under this Agreement.

Section 13.5 Applicable Laws. This Agreement is subject in all respects to the laws and regulations of the United States of America, including the Export Administration Act of 1979, as amended, and any regulations thereunder.

Section 13.6 Governing Law. This Agreement shall be deemed to have been entered into in Connecticut and shall be construed and enforced in accordance with Connecticut law without regard for any choice or conflict of laws or principle that would result in the application of the domestic substantive law of any other jurisdiction.

Section 13.7 Notices. Any notice, payment or communication required or permitted to be given or made under this Agreement shall be addressed as follows:

UCONN:                                               Executive Director

Center for Science and Technology Commercialization

University of Connecticut Health Center

263 Farmington Avenue

Farmington, CT 06030-6207

Phone (860) 679-8800

Fax (860) 679-7512

Email newborg@adp.uchc.edu

OPEL:                                                            Daniel C. Upp

Chief Executive Officer

OPEL Corporation

15 Pepper Tree Hill Road

Southbury, CT 06488

Phone (203) 267-6247

Fax (203) 267-6247

Email danupp@earthlink.net

With a copy to:

George C. McKinnis

Chief Legal Officer

Opel Corporation

C/o McKinnis & Lapera, LLC

Two Corporate Drive, Suite 745

Shelton, CT 06484

Email mckinnis@mlawtek.com

Either party may notify the other in writing of a change of address, in which event any subsequent communication relative to this Agreement shall be sent to the last said notified address, provided, however, that the parties shall deliver all material notices under this Agreement by registered mail or overnight delivery service. All notices and communications relating to this Agreement shall be deemed to have been given when received.

Section 13.8 No Consequential Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES ARISING OUT OF THIS AGREEMENT, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY.

Section 13.9 Force Majeure. Neither party shall lose any rights hereunder or be liable to the other party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting party if the failure is occasioned by war, strike, fire, Act of God, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence or intentional conduct or misconduct of the nonperforming party, and such party has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labor dispute or disturbance.

Section 13.10 Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain in full force and effect without said provision. The parties shall in good faith negotiate a substitute clause for any provision declared invalid or unenforceable, which shall most nearly approximate the intent of the parties entering this Agreement.

Section 13.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.12 Headings. The headings of the several Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 13.13 Consent. Whenever provision is made in this Agreement for either party to secure the consent or approval of the other, that consent or approval shall not unreasonably be withheld or delayed, and whenever in this Agreement provisions are made for one party to object to or disapprove a matter, such objection or disapproval shall not unreasonably be exercised.

THE NEXT PAGE IS THE SIGNATRUE PAGE

In Witness Whereof, the parties have caused this Agreement to be executed and effective as of the date first written above.

UNIVERSITY OF CONNECTICUT		OPEL CORPORATION

By:	/s/ Dr. Michael F. Newborg	By:	/s/ Daniel C. Upp
	Name: Dr. Michael F. Newborg		Name: Daniel C. Upp
	Title: Executive Director, Center for		Title: Chief Executive Officer
Science and Technology
Commercialization

AMENDMENT

TO

LICENSE AGREEMENT

This Amendment Agreement dated as of March 26, 2014 (the “Amendment”) hereby amends that certain License Agreement dated as of April 28, 2003 (the “License Agreement”) by and between the University of Connecticut (“UCONN”), c/o The Office of the Vice President for Research having a principal place of business at 438 Whitney Road Ext., U-1006, Storrs, CT 06269 and OPEL Solar Inc. (formerly OPEL Inc.) (“OPEL”), having a principal place of business at P.O. Box 555, Storrs-Mansfield, CT 06268.

WHEREAS, OPEL has licensed certain patents and other intellectual property from UCONN pursuant to the License Agreement;

WHEREAS, by payment by OPEL of $100,000 pursuant to Section 9.1.1 of the License Agreement, the License Agreement became irrevocable on and as of April 23, 2007;

WHEREAS, with the consent of UCONN, dated as of May 20, 2008, OPEL granted a sublicense to ODIS, Inc. (“ODIS”), OPEL’s subsidiary; and

WHEREAS, UCONN, OPEL, and OPEL’S parent POET Technology Inc. (“POET”) desire to restructure the relationship between UCONN and OPEL and to provide for revisions to royalties payable by OPEL to UCONN under the License Agreement.

NOW, THEREFORE, in consideration of the promises and covenants of the parties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of UCONN, OPEL and POET (collectively, the “Parties”), intending to be legally bound, hereby agree as follows:

1.                                      Amendment to License Agreement.

1.1.                            Section 1.10 of the License Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:

Section 1.10 “Revenues” means any payments and/or the fair market value at the time of receipt by Opel of other consideration that OPEL receives from a third party not a Related Company in consideration for the exploitation of Intellectual Property rights granted OPEL under this Agreement, including without limitation, product sales, license or sublicense fees, royalties, milestone royalty payments that are not made in consideration for engineering services performed by or on behalf of OPEL, and license maintenance fees, but excluding (i) the payments specifically committed to research relating to a Product and (ii) investments by any person(s) in equity or debt or similar investments convertible into equity of Opel.

1.2.                            Section 3.2 of the License Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:

Section 3.2 Revenue. OPEL shall pay to UCONN an amount equal to three percent (3%) of the Revenue it receives.

1.3.                            Section 4.1 of the License Agreement is hereby amended by deleting the second and third sentence of such section in its entirety.

1.4.                            The License Agreement is further amended by deleting Section 4.2 in its entirety.

1.5.                            Section 6.1 of the License Agreement is hereby amended by deleting the second sentence of such section in its entirety.

1.6.                            Sections 6.2 and 6.3 of the License Agreement are hereby amended by deleting such sections in their entirety and replacing them with the following:

Section 6.2 Records; Inspections. UCONN shall have the right, during business hours, but no more often than annually, to examine, or to have its designated auditors examine, such records and books, subject to the agreement of OPEL as to when and where such audit may be conducted. OPEL shall preserve such records for at least three (3) years after it pays UCONN the amounts due. UCONN shall enter and be subject to a mutually agreeable non-disclosure agreement that commits UCONN not to disclose to any third party OPEL confidential information learned through an examination of such records and books, except as required by law, nor shall UCONN use any such information for any purpose other than determining and enforcing its rights under this Agreement.

Section 6.3 Reporting; Royalty Payments. On March 31st of every year in which this Agreement is in effect commencing March 31, 2015, OPEL shall render to UCONN a report in writing, setting forth the Revenues OPEL received during the past year. Each such report shall also set forth an explanation of the calculation of the percentage of Revenues payable hereunder and shall be accompanied by payment of the percentage of Revenues shown by said report to be due UCONN. Notwithstanding the foregoing, if (i) UCONN materially breaches this Agreement, (ii) OPEL gives UCONN written notice of the breach at least forty- five (45) days prior to the date that such report and payment of percentage of Revenues are due to UCONN, and (iii) UCONN has not cured the breach by the time a payment is due under this Section, then OPEL shall not be required to make the required payment to UCONN but shall instead deposit such amounts into an interest bearing escrow account to be released when the breach is cured. Should the UCONN breach be cured on a timely basis, OPEL agrees to cause the release from escrow an amount of funds necessary to pay UCONN its portion, as described above, of Revenues.

1.7.                            Section 9.1 of the License Agreement is hereby amended by deleting the third sentence of such section in its entirety.

1.8.                            Section 9.1.1 of the License Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:

9.1.1 Under no circumstances may UCONN terminate for any reason, including for an uncured breach of this Agreement by OPEL. The foregoing shall not constitute or be construed as a waiver of any and all rights under law or equity that UCONN may have as a result of a breach of this agreement by OPEL, however, the foregoing shall constitute a permanent and irrevocable waiver of UCONN’s right to terminate this License Agreement.

1.9.                            Section 9.2 of the License Agreement is hereby amended by deleting such section in its entirety and replacing it with the following:

Section 9.2 Breach. If either party materially breaches this Agreement, the other party may elect to give the breaching party written notice describing the alleged breach. If UCONN has been notified of its breach pursuant hereto and has not cured such breach within ninety (90) days after receipt of such notice, OPEL will be entitled, in addition to any other rights it may have under this Agreement, to terminate this Agreement effective immediately; provided, however, that if either party receives notification from the other of a material breach and if the party alleged to be in default notifies the other party in writing within thirty (30) days of receipt of such default notice that it disputes the asserted default, the matter will be submitted to dispute resolution as provided in Article 12 of this Agreement. Nothing herein shall be deemed to preclude the seeking of other remedies or relief by UCONN or OPEL.

1.10.                     The License Agreement is further amended by deleting Section 9.4 in its entirety.

1.11.                     Section 9.6 of the License Agreement is hereby amended by inserting a period (.) after the words “without cause by Opel,” and deleting the remainder of that section.

2.                                      Notices. The Notice section of the License Agreement is modified by inserting the following as the notice party and copy for Opel:

Peter Copetti

Chief Executive Officer

Opel Solar Inc. and

POET Technologies Inc.

P.O. Box 55

Storrs-Mansfield, CT

With a copy to:

Timothy C. Maguire

Pierce Atwood LLP

100 Summer Street

Boston, MA 02110

and for UCONN:

Dr. Jeffrey A. Seemann

University of Connecticut

Office of the Vice President for Research

438 Whitney Road Ext., U-1006

Storrs, CT 06269

With a copy to:

University of Connecticut

Technology Partnerships and Licensing

400 Farmington Avenue

Farmington, CT 06030-6400

Attention: Licensing Director

3.                                      Exhibit A. Attached hereto as Schedule 1 is an updated Exhibit A to the License Agreement, listing the current Patent Rights.

4.                                      Consents to License Transfers and Name Changes. UCONN hereby consents to the following:

(i)                                                        the merger, at OPEL’s option, of ODIS Inc. in and to OPEL; and

(ii)                                                     the change of OPEL’s name, at the discretion of, and to such name as may be agreed to by, OPEL’s Board of Directors and shareholder, provided, however, that such name shall not reference UCONN in any fashion.

5.                                 Issuance of Stock. Contemporaneously with the execution and delivery of this Amendment, UCONN and POET shall execute and deliver a Subscription Agreement in substantially the form attached hereto as Schedule 2. Upon execution and delivery by the parties of this Amendment and such Subscription Agreement, POET shall cause the issuance of 2,000,000 of its Common Shares promptly to UCONN, in accordance with the Subscription Agreement, and in no event later than May 31, 2014.

6.                                 Confirmation of Agreement. Except as amended to date and as provided for in this Amendment, the License Agreement is hereby ratified and confirmed by the parties hereto as being in full force and effect.

IN WITNESS WHEREOF, the parties hereto intending to be bound by the terms hereof, hereby execute and deliver this Amendment as of the date first above written.

OPEL SOLAR, INC.

By:	/s/ Peter Copetti
Title:	Chief Executive Officer

POET TECHNOLOGIES INC.

By:	/s/ Peter Copetti
Title:	Chief Executive Officer

UNIVERSITY OF CONNECTICUT

By:	/s/ Dr. Jeffey A. Seemann
Title:	Vice President for Research